September 1, 2005
Via EDGAR Correspondence
Mr. Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Re: Asyst Technologies, Inc.
Form 10-K for the year ended March 31, 2005
Filed June 29, 2005
File No. 000-22430
Dear Mr. Todd:
          By this letter, Asyst Technologies, Inc. (“Asyst”) responds to the comments of the staff of the United States Securities and Exchange Commission in your August 18, 2005 letter to Asyst. We set forth below the staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the August 18 letter.
          As you requested in the August 18 letter, Asyst acknowledges that: Asyst is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Asyst may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended March 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Results of Operations, page 20
Net Sales, page 21
     1. Staff Comment: We note that your consolidated net sales increased over 100% from $301,642 for fiscal year 2004 to $612,987 for fiscal year 2005. Your MD&A should provide substantive and detailed disclosures about the underlying reasons for the significant increase in revenues, including a discussion of volume and price variances. In general, MD&A should both identify factors responsible for changes in financial statement items and describe why those factors arose or occurred. The general guidance should be applied throughout MD&A for all future periods.
Asyst Response: We have noted the staff’s comments and we will, commencing with our fiscal Q206 Form 10-Q, revise our disclosures to include in MD&A additional reasons for the significant changes in revenues, including a discussion of volume and price variances.
In addition, we will identify in our MD&A additional factors responsible for changes in financial statement items and a description of the reasons why those factors arose or occurred.

Mr. Todd
United States Securities and Exchange Commission
September 1, 2005

Consolidated Financial Statements
Consolidated Balance Sheet, page 47
2. Staff Comment: We see that you defer gross margin on your balance sheet for sales in which customer acceptance has not occurred or if certain elements of the revenue arrangements (e.g., installation) have not been delivered. Please tell us more about the components of deferred gross margin and the type of transactions that result in the deferral of gross margin. Additionally, please clarify why it is appropriate to relieve inventory and record a receivable for these transactions when the criteria for revenue recognition have not been met.
Asyst Response: At March 31, 2005 the components of deferred margin were as follows:
Deferred margin on distributor shipments
Deferred margin on products awaiting customer acceptance
Deferred margin on maintenance and service contracts
Deferred Margin on Distributor Shipments
Revenue recognition on product sales to distributors is deferred to the extent that the distributors have legal rights of product return or price protection or we have demonstrated a practice of allowing such returns or granting such price protection. The cost of associated inventory is also reversed upon deferral of such revenue. Revenue and cost of sales are deferred until such time as the product has been shipped to the end customer by the Distributor.
The revenue and related cost of revenue are reversed from the income statement, on a gross basis, consistent with SFAS 48.
For purposes of balance sheet presentation, we believe that presenting deferred margin on shipments to distributors more appropriately reflects the economics of the transaction than the alternate presentation of recording deferred revenue on a gross basis for the sales and recording inventory sold to distributors as an asset. We believe that presenting inventory that has been sold as an asset on the balance sheet would be misleading for the following reasons:
•	We have neither the risks nor any benefits associated with the possession or control of the inventory shipped to distributors;
•	We do not have title and risk of loss with respect to the products already shipped to distributors (standard invoice terms are FOB or Ex-Works shipping point);
•	We have no rights to require or otherwise direct returns or cause any other disposition of the inventory once it has been shipped to the distributor;
•	We do not directly or indirectly control the use of the product once it has been shipped to the distributor;
•	The inventory is not on any consignment arrangement; and

Mr. Todd
United States Securities and Exchange Commission
September 1, 2005

•	The deferral of revenue due to failure to meet revenue recognition criteria while inventory is held at the distributor does not equate to continuous direct or indirect ownership of inventory by us.
Our contracts with the distributors create a legally enforceable claim against the distributor for product shipped to them. At the time of shipment of product to the distributor, they become legally obligated to pay us for the product. Payment is not contingent upon resale. Therefore, we recognize the related receivables on the balance sheet.
Deferred Margin on Products Awaiting Customer Acceptance
If a product is a new release, with a substantive customer acceptance clause, we defer the revenue and reverse the cost of sales until we receive the customer’s acceptance. Consistent with the last paragraph of Question 9 to SAB 101 and FAQ 31, we do not merely defer margin, but we delay recognition of revenue until 1) the product has been accepted by the customer or 2) any other criteria necessary for revenue recognition have been met. However, for the purpose of presentation in the balance sheet, we believe presenting deferred margin more appropriately reflects the economics of the transaction. We believe the alternate presentation of showing inventory as an asset of Asyst on the balance sheet would be misleading for the following reasons:
•	We do not have title and do not bear the risk of loss with respect to the products already shipped to customers;
•	We have neither any risks nor any benefits associated with possession or control of the inventory shipped to customers;
•	We do not directly or indirectly control the use of the product once it has been shipped to the customer;
•	We have no right to require or otherwise direct returns or cause any other disposition of the inventory once it has been shipped to the customer;
•	Once shipped, the inventory belongs to the customer. We have neither the risk nor the expectation that the inventory will be returned to us;
•	The delay in revenue recognition is due to the importance of the customer acceptance process and the delay in revenue recognition does not equate to continuous direct or indirect ownership of inventory by us; and
•	Once shipped to the customer, the inventory as an asset is replaced with an asset that is either a receivable due from the customer or is cash received (upon payment of the receivable by the customer). The receivable represents a contractually enforceable right to receive cash and to not show it as an asset would be inappropriate. Alternatively, to continue to show both receivable/cash and related inventory as assets would result in the misleading grossing up of the balance sheet for the same asset and would therefore cause undue inflation of our reported total assets.

Mr. Todd
United States Securities and Exchange Commission
September 1, 2005

We believe that our presentation is reasonable and consistent with the definition of an asset under guidance provided by CON 6 par. 25. To characterize as “our inventory”, the inventory held and owned by our customers when we have no rights of ownership, possession, control or the ability to direct its disposition, would be misleading.
Deferred Margin on Maintenance and Service Contracts
We sell our customers maintenance and service contracts, which are generally contracted annually. The related revenue is deferred initially and then recognized ratably over the term of the respective contract.
Note 2. Significant Fourth Quarter Adjustments, page 51
3. Staff Comment: We note that you identified errors during the fourth fiscal quarter ended March 31, 2005 that resulted in an overstatement of net loss during the first three quarters of fiscal year 2005. Demonstrate to us that these errors were not material to net income or loss in the Forms 10-Q for fiscal year 2005. Also tell us why the quarterly data on page 46 should not be restated to reflect the adjustments in the appropriate periods.
Asyst Response: We considered both quantitative and qualitative factors before concluding whether or not the quarterly net losses in our Forms 10-Q or on page 46 of our Form 10-K should be restated.
Quantitatively, we analyzed the impact of errors on our revenues, gross margins and earnings per share, which we believe are some of the key measures investors focus on in evaluating our financial performance.
The impact of the errors on revenue and gross margin in any quarter was less than 0.3% and 0.7%, respectively.
The following is a summary of the impact of errors on our quarterly net losses reported in the respective Form 10-Q for the indicated reporting period during our fiscal year 2005 (in thousands, except per share data):

	Q1	Q2	Q3

Net loss as reported	$(2,285)	$(1,831)	$(11,664)

Errors	284	119	316

Net loss as adjusted	$(2,001)	$(1,712)	$(11,348)

Net loss per share as reported	$(0.05)	$(0.04)	$(0.24)

Net loss per share as adjusted	$(0.04)	$(0.04)	$(0.24)

Difference	$0.01	$0.00	$0.00
As noted above, the correction of errors in the proper periods would not have changed the reported net loss per share during either Q2 or Q3. Due to rounding, the reported Q1 net loss per share would have decreased by $0.01. We did not believe a restatement was warranted due to the fact that errors were not material to our actual reported revenues and operating measures (i.e. gross margin).
Additionally, management considered the following qualitative factors in evaluating whether a restatement was warranted:
•	The errors did not mask a change in earnings or other trends;

Mr. Todd
United States Securities and Exchange Commission
September 1, 2005

•	The errors did not hide a failure to meet analyst’s consensus expectations for the enterprise;
•	The errors did not change our reported net loss into income;
•	The errors did not affect our compliance with regulatory, loan covenants or other contractual requirements;
•	The errors had no effect on management’s compensation by satisfying requirements for the award of bonuses or other forms of incentive compensation;
•	The errors did not involve concealment of an unlawful transaction;
•	There was no indication that the errors were intentional; and
•	The errors had been reviewed by Asyst’s audit committee which agreed with management’s conclusion that the errors were not material to warrant a restatement.
From a balance sheet perspective, we concluded that the errors were not material to either the individual line items affected or to the balance sheet as a whole.
Our assessment of the impact of the errors on quarterly trends of net sales, cost of sales, gross margin, operating losses, net losses or net loss per share indicated that those trends were not impacted.
Therefore, we concluded that both quantitatively and qualitatively, the errors did not materially impact any of the quarterly data previously reported in our Forms 10-Q to warrant restatement. However, to ensure complete transparency we prominently disclosed the nature and impact of errors in our notes to the financial statements as well as in the press release issued to investors as of June 13, 2005.
Note 4. Significant Accounting Policies, page 52
Revenue Recognition, page 56
4. Staff Comment: Regarding multi-element transactions that are accounted for under EITF 00-21, please disclose how you allocate consideration to the separate units of accounting.
Asyst Response: Multiple element transactions are primarily comprised of system sales with extended warranty contracts and services bundled into them. We allocate consideration to multiple element transactions based on relative objective evidence of fair values, which we determine based on prices charged for such items when sold on a stand alone basis.
Commencing with our fiscal Q206 Form 10-Q, we will disclose the basis of allocation of consideration in multiple element transactions.
Note 5. Balance Sheet Components, page 60
Accounts Receivable, net of allowance for doubtful accounts, page 61
5. Staff Comment. Regarding your unbilled receivables, in future filings please make general disclosures about the prerequisites for billing and the amounts that are expected to be collected after one year, if any. Refer to Rule 5-02(3)(c) of Regulation S-X.

Mr. Todd
United States Securities and Exchange Commission
September 1, 2005

Asyst Response: Commencing with our fiscal Q206 Form 10-Q, we will make general disclosures about the prerequisites for billing and the amounts that are expected to be collected after one year, if any, in reference to Rule 5-02(3)(c) of Regulation S-X.
Note 13. Common Stock, page 74
6. Staff Comment: We see that during the fourth quarter of fiscal year 2005, you accelerated the vesting of certain stock options. Tell us and disclose in future filings whether you recognized any compensation expense in your income statement as a result of the accelerations. Refer to Question 10 of FIN 44.
Asyst Response: The stock options whose vesting was accelerated had exercise prices that were above the price of Asyst’s common stock at the time of vesting acceleration. Accordingly, we did not record any compensation expense. Commencing with our fiscal Q206 Form 10-Q, we will disclose whether compensation expense recognition is required in connection with the acceleration of option vesting or similar transactions.
Note 15. Reportable Segments, page 79
7. Staff Comment: In future filings, please disclose the total assets for each reportable segment. Please also tell us how you considered the disclosures required by paragraphs 27 and 28 of SFAS 131. To the extent applicable, please revise future filings to provide the relevant disclosures for each reportable segment.
Asyst Response: We have noted the staff’s comments and will, commencing with our fiscal Q206 Form 10-Q, disclose the total assets for each reportable segment. Additionally, as required by paragraphs 27 and 28 of SFAS 131, we will disclose commencing with our fiscal Q206 Form 10-Q, fixed asset additions, depreciation and amortization by segment and we will provide the relevant disclosures relating to assets under SFAS 131 by reference specifically to each reportable segment and otherwise in accordance with the requirements of SFAS 131.
Please direct any questions regarding this response to the undersigned.

Very truly yours,
By:	/s/ Robert J. Nikl

Robert J. Nikl,
Chief Financial Officer